Ecopetrol announces the dates of the publication of its fourth quarter and full year 2021 earnings report and conference calls

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that on Tuesday March 1, 2022, after market close, it will release its financial and operating results for the fourth quarter and full year 2021.

On Wednesday, March 2, 2022, Ecopetrol’s senior management will host two conference calls to review the results, one in Spanish and the other in English. Please find below the timing, dial-in and links to access the conferences:

Spanish Conference Call	English Conference Call
08:00 a.m. Col Time	10:00 a.m. Col Time
08:00 a.m. NY Time	10:00 a.m. NY Time
US Dial-in #: 1 (847) 585-4405	US Dial-in #: 1 (847) 585-4405
US Dial-in # (Toll Free): 1 (888) 771-4371	US Dial-in # (Toll Free): 1 (888) 771-4371
Local Colombia Dial-in #: 57 601 380 8041	Local Colombia Dial-in #: 57 601 380 8041
Local Colombia Dial-in # (Free Toll): 01 800 9 156 924	Local Colombia Dial-in # (Free Toll): 01 800 9 156 924
Passcode: 50281908	Passcode: 50281909

To access the webcast, the following links will be available:

Spanish:

https://onlinexperiences.com/Launch/QReg/ShowUUID=7B8E007C-B3F7-4B44-BC9C-94AA27FF1B84&LangLocaleID=1034

English:

https://onlinexperiences.com/Launch/QReg/ShowUUID=04C13212-39F4-4E2E-A14B-4D13E40CBECA&LangLocaleID=1033

To ask a question, you will need to access the conference through the telephone lines specified at the top of this release.

Participants from different countries may search for different international numbers to the ones mentioned above by consulting the following link:

http://web.meetme.net/r.aspx?p=12&a=UEceoIUTHzGtgb

The earnings release, slide presentation, live webcast and recording of the conference call will be available on Ecopetrol’s website: www.ecopetrol.com.co.

Please verify in advance the proper operation of the webcast in your browser. We recommend the use of the latest versions of Internet Explorer, Google Chrome and Mozilla Firefox.

Bogota D.C., February 22, 2021

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 17,000 employees. In Colombia, it accounts for more than 60% of hydrocarbon production, and most of the hydrocarbon transportation, logistics, and refining systems, and has leading positions in petrochemicals and gas distribution. With the acquisition of 51.4% of ISA's shares, it participates in energy transmission, management of real-time systems (XM) and the Concesión Costera Barranquilla - Cartagena. At the international level, Ecopetrol focuses on strategic basins on the American continent, with E&P operations in the United States (the Permian basin and the Gulf of Mexico), Brazil and Mexico, and through ISA and its subsidiaries it has leading positions in the transmission business in Brazil, Chile, Peru and Bolivia, in road concessions in Chile, and in telecommunications. This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance its sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, the performance of the Colombian economy and industry, and other factors; therefore, they are subject to change without prior notice.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of Ecopetrol’s prospects for growth and its ongoing access to capital to fund Ecopetrol’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, Ecopetrol’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further details, please contact:

Head of Capital Markets

Tatiana Uribe Benninghoff

Phone : +571-234-5190

Email : investors@ecopetrol.com.co

Media Engagement (Colombia)

Jorge Mauricio Téllez

Phone : + 571-234-4329

Email : mauricio.tellez@ecopetrol.com.co